SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                      Under the Securities Exchange of 1934


                            NEOSE TECHNOLOGIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    640522108
                                 (CUSIP Number)


                              MARK H. RACHESKY, M.D.
                           c/o MHR Fund Management LLC
                               40 West 57th Street
                                   33rd Floor
                              New York, N.Y. 10019
                                 (212) 262-0005
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    Copy to:
                             Craig S. Medwick, Esq.
                               Rogers & Wells LLP
                                200 Park Avenue
                               New York, NY 10166
                                 (212) 878-8000


                                  June 29, 1999
             (Date of Event which Requires Filing of This Statement)




[_] Check box if the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

CUSIP No. 640522108                    13D                    Page 2


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


     MHR CAPITAL PARTNERS LP
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCES OF FUNDS


     WC
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         210,526

   UNITS       _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          NONE
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING
                    210,526
   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH

                    NONE
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     753,390
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.6%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________

CUSIP No. 640522108                    13D                    Page 3


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


     MRL PARTNERS LP
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCES OF FUNDS


     WC
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         500,759

   UNITS       _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          NONE
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING
                    500,759
   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH

                    NONE
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     753,390
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.6%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________

CUSIP No. 640522108                    13D                    Page 4

________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


     OTT LLC
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCES OF FUNDS


     WC
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         42,105

   UNITS       _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          NONE
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING
                    42,105
   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH

                    NONE
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     753,390
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.6%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON


     OO
________________________________________________________________________________

CUSIP No. 640522108                    13D                    Page 5

________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


     MHR ADVISORS LLC
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCES OF FUNDS


     NOT APPLICABLE
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         NONE

   UNITS       _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          711,285
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING
                    NONE
   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH

                    711,285
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     753,390
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.6%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON


     OO
________________________________________________________________________________

CUSIP No. 640522108                    13D                    Page 6


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


     MARK H. RACHESKY, M.D.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCES OF FUNDS


     NOT APPLICABLE
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


     UNITED STATES
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         NONE

   UNITS       _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          753,390
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING
                    NONE
   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH

                    753,390E
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     753,390
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.6%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON


     IN
________________________________________________________________________________

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1. Security and Issuer.

     This Statement on Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Neose Technologies, Inc. a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 102 Witmer Road, Horsham, Pennsylvania 19044.

Item 2. Identity and Background.

     The persons filing this Statement (each, a "Reporting Person" and together, the "Reporting Group") are: (i) MHR Capital Partners LP, a limited partnership organized and existing under the laws of the State of Delaware ("Capital Partners"); (ii) MRL Partners LP, a limited partnership organized and existing under the laws of the State of Delaware ("MRL"); (iii) OTT LLC, a membership limited liability company organized and existing under the laws of the State of Delaware ("OTT"); (iv) MHR Advisors LLC, the general partner of MHR and MRL, a membership limited liability company organized and existing under the laws of the State of Delaware ("Advisors") and (v) Mark H. Rachesky, M.D., the managing member of OTT and Advisors, an individual citizen of the United States. Each Reporting Person has an office at 40 West 57th Street, 33rd Floor, New York, N.Y. 10019. The principal business of each of Capital Partners, MRL and OTT is investing for its own account. The principal business of Advisors and Mark H. Rachesky, M.D. is investment management. During the past five years no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used by the Reporting Group to purchase the 753,390 shares of Common Stock was approximately $7,157,205. The Reporting Group has used its working capital to make such purchase.

Item 4. Purpose of the Transaction.

     The Reporting Group acquired the shares of the Common Stock of the Issuer for investment purposes.

     With respect to plans or proposals that the Reporting Persons may have that relate to any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, please refer to
Section 19 of the Form of Purchase Agreement (as described below and attached hereto as Exhibit 7.1).

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Persons acquired shares of Common Stock pursuant to (i) the Purchase Agreement, dated as of June 25, 1999 between the Issuer and Capital Partners (the "Capital Partners Purchase Agreement"); (ii) the Purchase Agreement, dated as of June 25, 1999 between the Issuer and MRL (the "MRL Purchase

Agreement"); and (iii) the Purchase Agreement, dated as of June 25, 1999 between the Issuer and OTT (the "OTT Purchase Agreement"). The Capital Partners Purchase Agreement, the MRL Purchase Agreement and the OTT Purchase Agreement (collectively, the "Purchase Agreements") were executed and delivered on June 29, 1999 in identical form which is attached hereto as Exhibit 7.1 and hereby incorporated herein in its entirety by reference. Capital Partners, MRL and OTT are hereinafter referred to each as a "Purchaser." The number of shares acquired and aggregate purchase price therefor were hand-written at closing on the first page of each Purchase Agreement as was the name of the Purchaser on the signature page thereto. Pursuant to the Capital Partners Purchase Agreement, Capital Partners purchased and currently owns 210,526 shares of the Common Stock of the Issuer representing approximately 1.8% of the shares of Common Stock outstanding as of the date hereof. Pursuant to the MRL Purchase Agreement, MRL purchased and currently owns 500,759 shares of the Common Stock of the Issuer representing approximately 4.4% of the shares of Common Stock outstanding as of the date hereof. Pursuant to the OTT Purchase Agreement, OTT purchased and currently owns 42,105 shares of the Common Stock of the Issuer representing approximately 0.37% of the shares of Common Stock outstanding as of the date hereof. Pursuant to Rule 13d-3(c), the Reporting Group and each member thereof, beneficially owns an aggregate of 753,390 shares of Common Stock of the Issuer representing approximately 6.6% of the shares of Common Stock outstanding as of the date hereof. Advisors may be deemed to be a beneficial owner of the 711,285 shares of Common Stock owned by MHR and MRL by reason of its position as general partner to Capital Partners and MRL. Pursuant to Rule 13d-4, Advisors disclaims such beneficial ownership for all other purposes. Mark H. Rachesky, M.D. may be deemed to be a beneficial owner of (i) the 42,105 shares of Common Stock that are beneficially owned by OTT and (ii) the 711,285 shares of Common Stock that may be deemed to be beneficially owned by Advisors by reason of his position as managing member of both OTT and Advisors. Pursuant to Rule 13d-4, Dr. Rachesky disclaims such beneficial ownership for all other purposes.

     (b) Each of Capital Partners, MRL and OTT has the sole power to vote and to dispose of the shares of Common Stock that it owns. Advisors is the general partner of Capital Partners and MRL (each a limited partnership). Therefore, Advisors may be deemed a beneficial owner of the 711,285 shares of Common Stock owned by Capital Partners and MRL with the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock owned by Capital Partners and MRL. Mark H. Rachesky, M.D. is the managing member of OTT and of Advisors. Therefore. Dr. Rachesky may be deemed a beneficial owner of the 42,105 shares of Common Stock beneficially owned by OTT and the 711,285 shares of Common Stock that may be deemed to be beneficially owned by Advisors, with the power to vote or direct the vote and the power to dispose or direct the disposition of such shares of Common Stock.

     (c) On June 29, pursuant to the Purchase Agreements described in Item 5(a), the Reporting Group purchased an aggregate total of 753,390 shares of Common Stock of the Issuer for an aggregate purchase price of approximately $7,157,205.


     (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The description that follows of certain provisions of the Purchase Agreements, the form of which is attached as Exhibits 7.1, is not, and does purport to be, complete, and is qualified in its entirety by reference to such Exhibits.

     Pursuant to the Capital Partners Purchase Agreement, Capital Partners purchased and currently owns 210,526 shares of the Common Stock of the Issuer representing approximately 1.8% of the shares of Common Stock outstanding as of the date hereof. Pursuant to the MRL Purchase Agreement, MRL purchased and currently owns 500,759 shares of the Common Stock of the Issuer representing approximately 4.4% of the shares of Common Stock outstanding as of the date hereof. Pursuant to the OTT Purchase Agreement, OTT purchased and currently owns 42,105 shares of the Common Stock of the Issuer representing approximately 0.37% of the shares of Common Stock outstanding as of the date hereof.

     Pursuant to the terms and subject to the conditions set forth in the Purchase Agreements, the Issuer granted each Purchaser certain (identical) registration rights with respect to the shares of Common Stock issued pursuant to the Purchase Agreements. Please refer to Section 7 of the Form of Purchase Agreement attached hereto as Exhibit 7.1.

     Except as set forth herein, including agreements incorporated herein by reference, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person exists with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1 Form of Purchase Agreement, dated as of June 25, 1999 between the Issuer and a Purchaser.

Exhibit 7.2    Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: July 9, 1999

                                    MHR CAPITAL PARTNERS LP


                                    By: MHR Advisors LLC, its General Partner


                                        By: /s/ Mark H. Rachesky
                                           -------------------------------
                                        MARK H. RACHESKY, M.D.
                                        Managing Member


                                    MRL PARTNERS LP


                                    By: MHR Advisors LLC, its General Partner


                                        By: /s/ Mark H. Rachesky
                                           -------------------------------
                                        MARK H. RACHESKY, M.D.
                                        Managing Member


                                    OTT LLC


                                    By: /s/ Mark H. Rachesky
                                       -------------------------------
                                    MARK H. RACHESKY, M.D.
                                    Managing Member


                                    MHR ADVISORS LLC


                                    By: /s/ Mark H. Rachesky
                                       -------------------------------
                                    MARK H. RACHESKY, M.D.
                                    Managing Member


                                    MARK H. RACHESKY, M.D.


                                     /s/ Mark H. Rachesky
                                    -----------------------------

                                  EXHIBIT INDEX

Exhibit No.    Description                                               Page
-----------    -----------                                               ----

    7.1 Form of Purchase Agreement, dated as of June 29, 1999 between the Issuer and a Purchaser.

    7.2 Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.